ECO BRIGHT FUTURE, INC.
WORLD TRADE CENTER EL SALVADOR
CALLE EL MIRADOR, 87 AVE NORTE
SAN SALVADOR, EL SALVADOR

March 5, 2025

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eco Bright Future, Inc. Amendment No. 8 to Registration Statement on Form 10 Filed February 18, 2025 File No. 000-56658

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received in response to your correspondence March 5, 2025 to Eco Bright Future, Inc. (the “Company”)

In response to the specific items set forth in the correspondence of March 5, 2025, the Company responds as follows:

Amendment No. 8 to Registration Statement on Form 10

General

1.	Please confirm your understanding in writing that:
•	our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in.
•	completing our review of the filing does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the company, or the company’s practices.

RESPONSE: We confirm that the decision of the staff to not issue additional comments to our filing is not a response agreeing or disagreeing with our disclosure or responses. The SEC has not agreed or disagreed with any conclusions we have made or any positions we have taken and does not agree or disagree with any practices that we have engaged in or might engage in.

Further we recognize and confirm that we understand completing the review of the filing does not foreclose the commission from taking any action or advancing any position with respect to the filing, the company, or the company’s practices.

Sincerely,

/s/ George Athanasiadis

CEO